11/18

05012750

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Mori Seiki

*CURRENT ADDRESS: 2-35-16 Meiki, Nakamura-ku
Nagoya City 450-0002
JAPAN

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
NOV 2 3 2005
THOMSON
FINANCIAL

FILE NO. 82- 34830

FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MM

DATE: 11/22/05



82-34930

ARLS
3-31-04

MORI SEIKI
THE MACHINE TOOL COMPANY

ANNUAL REPORT
FISCAL YEAR ENDED MARCH 31, 2004







318

MORI SEIKI
THE MACHINE TOOL COMPANY

ANNUAL REPORT

Issued by Accounting Department

TABLE OF CONTENTS



MORI SEIKI Mission Statement

As a global corporation continually striving to be the world's largest and most respected international manufacturer of lathes, machining centers, multi-axis turning centers and grinders, we will:

Enable our customers to maximize their advantages and excel in their respective markets by continually striving to provide innovative, accurate, and trouble-free machines at competitive prices;

Increase our customers' productivity and efficiency through our latest developments in technology as manifested by our increasingly accurate and progressive manufacturing capabilities;

Support our customers with our knowledgeable and responsive sales, applications, and service personnel.

As befits a worldwide corporation, we will:

Foster a fair and open corporate culture, utilizing appropriate management initiatives;

Emphasize company-wide communication with the recognition of earnest and enthusiastic team-oriented efforts;

Respect each other's opinions and continually develop through friendly competition in energetic and cheerful workplaces.

As profitability is a goal of all healthy business organizations and in keeping with the true nature of the machine tool industry, we will:

Work to increase the value of our company, the investment of all shareholders knowledgeable of the true nature of the machine tool industry and the prosperity of our suppliers;

Always remember that the pricing of our products and services is an integral factor of the prosperity and perpetuity of the corporation;

Generate suitable profits to ensure the cash flow necessary to provide for the healthy operation of our corporation, research and development, stable customer services, employee training and development, and, the maintenance of safe and efficient manufacturing facilities.

As an industry leader and responsible corporate citizen, we will:

Contribute our fair share to our local community and society;

Conserve environmental resources at all times to preserve the global environment;

Incorporate the highest standard of ethics while still encouraging an aggressive approach to our business activities.

A Message from the President



To the Shareholders

We are pleased to present herewith the annual report for the 56th Term (April 1, 2003, through March 31, 2004) of the MORI SEIKI Group.

In addition to the capital expenditures in the automobiles related industries, which spurred the economy on in 2002, the business trends that affected the machine tool industry included an increase in orders received from IT related industries in a phase of quick expansion and similar trends in the die & mold and general machinery industries. Order intake records had been showing growth compared with the same period in the previous year for 19 consecutive months.

However, when we consider the exposure of the world economies to the threat of world terrorism, brought home to us by the ups and downs in the demand for capital expenditure, the fluctuating yen/dollar exchange rate and the deteriorating situation in Iraq, we see that the prospect for demand for machine tools defies any optimistic view. In order to cope with these conditions, the MORI SEIKI Group intends to promote reduction of overheads to build a strong corporate constitution that will be able to secure sustainable profits even during those phases when the size of the market "pie" shrinks.

The MORI SEIKI Group recognizes the paramount importance of its obligation as an enterprise to enhance corporate value and extend the profits of our shareholders, who understand that machine tools are both merchandise that supports manufacturers over the world and capital assets. Our principle for profit appropriation has been to make an overall judgment based on our future business plan, business results, financial conditions, and so on before determining the profit allocation to shareholders and the amount to be retained for our internal reserve. The internal reserve funds will be utilized to invest in the development of pivotal new products and technologies as well as to consolidate our production equipment in order to reinforce our competitive strength in the market.

We are pleased to inform you that, in consideration of the performance of the company and circumstances of the economy, we have decided to increase the dividend by 5 yen from the previous term to 10 yen per share, and we started payment from June 28.

We look forward to continued support and guidance from you, the shareholders.

July, 2004

M. Mori

Masahiko Mori
President Dr.Eng.

Outline of Business

Management policy

As a machine tool maker, our group has made "supply of original, accurate, sturdy and trouble-free machines with the best service and cost to customer" the mainstay of its management policy, and looks forward to "**Global One**" status in the fields of CNC lathes, machining centers and multi-axis machines.

Analysis of financial condition and management performance

1) Important accounting policy and estimation

   The consolidated financial statements of the group have been prepared based on accounting standards generally accepted as fair and reasonable in Japan and analyzed as follows with respect to the financial condition and management performance. Please note that all information in this article that makes a reference to the future, including forecasts, estimates, prospects, and policies, is based on the judgment made by the group as of July, 2004, and since these references to the future involve uncertainties and risks, the figures could be substantially different from the eventual results.

2) Analysis of managerial performance in the current fiscal year

   1. Sales

      Sales turned out to be 87.557 billion yen, an increase of 37.1% over the last fiscal year. The component ratios of sales on a regional basis were 47% in Japan, 21% in the U.S., 24% in Europe, and 8% in the Asia and Oceania area. The main factors that contributed to this increase were good demand for capital expenditure in Japan and abroad, the increase in production capacity associated with the completion of the Chiba Plant, the establishment of a direct sales system in the U.S., and the reinforcement of the competitive power of our products by the combined effects of high capacity, high quality and reduced lead time.

   2. Cost of sales, selling, general and administrative expenses

      Cost of sales increased to 60.424 billion yen, up from 45.122 billion yen in the previous fiscal year. The ratio of cost of sales to sales, however, dropped by 1.7 points to 69.0%. The main reason for this decrease was that the proportion of sales accounted for by new products whose costs we have managed to reduce has increased.

      Selling, general and administrative expenses increased by 1.977 billion yen to 24.732 billion yen. The main factor behind this increase was an increase in the sales promotion cost which amounted to 2.750 billion yen (1.748 billion yen in the last fiscal year). The ratio of selling, general and administrative expenses to sales dropped by 7.3 points to 28.3%.

   3. Operating income

      Operating income turned to be 2.401 billion yen (contrasted with a 4.013 billion yen sales loss in the last fiscal year), mainly because of increased sales. A closer look at the operating income reveals that, on a regional basis, there was an operating income of 2.650 billion yen in Japan, an operating loss of 665 million yen in the U.S., an operating loss of 233 million yen in Europe and an operating loss of 35 million yen in the Asia and Oceania area, respectively.

   4. Other income and expenses

      Other income and expenses changed from expenses of 519 million yen (net value) in the last fiscal year to expenses of 1.579 billion yen (net value). Since the exchange rate of the yen against the U.S. dollar turned in favor of yen in the current consolidated accounting year, exchange losses accrued on the deposits and accounts receivables on a dollar basis. Compared with an exchange gain of 528 million yen in the last fiscal year, we incurred an exchange loss of 262 million yen in the current year. During the current fiscal year, the Company recorded retirement benefits paid to directors and statutory auditors of 1.177 billion yen.

As a result of the above, the net income for the current fiscal year turned out to be 712 million yen (compared with a net loss of 5.555 billion yen for the last fiscal year).

3) Factors with a significant impact on management performance

Regarding the business environment of the group, as a result of increase in the orders received from IT related industries, which showed rapid expansion especially after October, 2003, in addition to the capital expenditures in automobile related industries, which had been progressing favorably in Japan since 2002, order intake took a favorable turn especially after October, 2003. Overseas, expansion in capital expenditure demands driven by the automobile related industries were observed in Asia, particularly in China. The location of such demands for capital expenditure is considered to have a significant impact on the management performance of the group.

4) Strategic status quo and prospect

Taking these circumstances into account, the group will promote the development of new products with higher capacity and precision in the development section, pursue unbeatable quality in the manufacturing section, and reinforce the sales network. By adopting these measures, we intend to supply products that impress customers throughout the world in order to achieve our "Global One" ambitions in the fields of CNC lathes, machining centers, multi-axis machines and grinding machines.

5) Analysis of capital resources and fund liquidity

Looking at the financial condition of the group, the cash flow due to operating activities generated cash of 4.470 billion yen, which is up 8.224 billion yen on the figure for the last consolidated accounting. This resulted mainly from an increase in the net income. Variations in the working assets and liabilities also contributed to the improvement of cash flow by operating activities. Inventories decreased as a result of continued inventory reduction efforts, and the purchase liabilities increased for the second year running owing to increases in material purchases resulting from increase in the number of units produced.

Looking at cash flow attributable to investing activities, 3.597 billion yen was expended here, a decrease of 1.781 billion yen from the 5.378 billion yen in the last fiscal year. One of main factors behind the difference from the last fiscal year is that there were expenses in the year resulting from the manufacture and sales of the precision machine tools of Hitachi Seiki Co., Ltd., as well as the transfer of the repair and after-sale service businesses associated with these machines. An increase in funds achieved by selling investments in securities also caused a decrease in the cash expended on investing activities.

Looking at the cash flow attributable to financing activities, there was an income of 6.923 billion yen compared with 3.958 billion yen in the last fiscal year. In the current fiscal year, the cash expenditures were mainly for the redemption of convertible bonds, repayment of short-term bank loans, payments of dividends and the acquisition of treasury stocks. These expenditures were offset by proceeds from long-term debt.

As a result of the activities described above and the influence of exchange rate fluctuations on the yen value of cash and equivalents to cash owned by the overseas subsidiaries, as well as a change in the scope of consolidation, the balance of cash and cash equivalents increased by 7.584 billion yen above the figure of 8.381 billion yen recorded in the last fiscal year to 15.965 billion yen.

Future activities

This group looks forward to "Global One" status as a machine tool maker, and continues its constant efforts to enhance productivity and efficiency for the benefit of our customers all over the world with the latest and most highly developed technologies, precise and sophisticated production technologies, and prompt and accurate sales and service. In order to materialize these objectives, we will be heavily promoting the following activities.

1) Development of new products

The N Series of machining centers, which have been enjoying overwhelming support in the markets since the start of marketing in 2002, will be expanded to include CNC lathes and multi-axis machines too. We will demonstrate the technical competence of MORI SEIKI brand to the world by introducing 30 new models to the markets in the current year. We intend to continue reinforcement of the development system, including an increase in personnel, so that we will be able to release a sequence of products that meet customers' needs.

2) Reduction of lead time for production

The cell production system was introduced in 2002 for some new models in order to reduce lead time. Currently the models employing the cell production system account for 10~15% of all models. This ratio will be increased to 40% as we introduce new products in the future. By promoting the reduction of lead time we will endeavor to enhance our competitive power in the market, with reduced lead time as a weapon.

3) Transfer of headquarters functions to Nagoya

We are scheduled to transfer the functions of the headquarters from Yamato-koriyama-city, Nara to the Nagoya Building (Meieki, Nakamura-ward, Nagoya) which is used at present as the sales and service hub. This transfer will facilitate access to the central region of Japan, which is the largest domestic market, and give us a well-balanced deployment over the country because the area is located at the same distance, in terms of time, from our development and manufacturing hubs at Nara, Iga and Chiba.

4) Reinforcement of overseas sales systems

Our middle and long term objectives are:

In the U.S.A. and Europe, to establish systems of direct sales to customers, which were started in 2003.

In regions within Asia, where there is conspicuous market growth, to reinforce sales systems to increase our market share.

5) Cost reducing activities

In the development section, product design is carried out under strict cost control, while in the purchasing section, measures to reduce the unit purchase prices of raw materials are promoted. And regarding sales administration expenses, every section determines its target expenses for cost reduction and the entire company is united in efforts to enhance the profit ratio.

6) Adaptation to exchange risk

Since our group purchases raw materials within Japan but more than fifty percent of the total sales rely on overseas markets, we are unable to avoid exchange risks. In order to cope with this problem, we have been increasing the proportions of sales in Asia and Europe so our corporate constitution is now well prepared for fluctuations in the exchange markets because we can keep the yen base transactions in Japan and Asia, dollar base ones in the U.S. and euro base ones in Europe with good balance. We have been implementing foreign exchange contracts based on the principle of actual demand as the risk hedge for trade receivables in foreign currencies.

Prospect in the next term

The forecast for the business achievements of the term ending March 31, 2005 is as follows:

	Half year	Full year
Sales	47,500	95,000
Operating income	2,100	4,200
Ordinary income	2,100	4,200
Net income	1,800	3,600

(Millions of yen)

The forecast above, takes the following points into account:

- The average yen-dollar market rate is set at ¥107/$, while the average yen-euro market rate is set at ¥128/euro.
- The demand for machine tools in Japan and Asia is projected to remain strong, and demand in Europe and the U.S. is projected to lift as the direct sales systems come into operation.
- New products to be launched in a concentrated manner in June and later in 2004 should help increase sales in the next term.

Departmental Activities

MORI SEIKI's Quality Management

For Total Quality

Providing innovative, accurate, robust and trouble-free machines at competitive prices and with the best service, to our customers... The entire company – with the Quality Assurance Department at the forefront – is fiercely promoting quality management based on this business concept. We are continuing to pursue "perfect quality" that will meet all our customers' requirements from product quality to service to information to production processes.

Perfect Design Quality

Design is so important that we could go so far as to say it is the starting point for everything else. We have a total of 430 engineers involved in design and development in Japan and the United States. The introduction of 3-D CAD and quality engineering has shortened development time and allowed us to achieve improvements in design quality. At the prototype stage, we are implementing rigorous evaluation tests. Before moving to mass production we make sure that the prototype is perfect, and we work toward ensuring perfect design quality with a strict check of the first product where we look at things from the customers' point of view.

□Introduction of Quality Engineering

The CAD systems we use for design and development have been replaced to 3-D CAD systems. 3-D digital data is used for design, analysis, and the review of the design. This, together with other factors like the introduction of sophisticated analytical techniques and dynamic analysis, and simulation of actual cutting at the design stage, has allowed us to realize a highly rigid, ideal overall construction. We will continue to develop quality engineering as a design tool.





□Implementing Evaluation Tests

We have built a development experimental center specifically for the evaluation of prototypes and we test individual machine units here. The tests include machining accuracy verification, verification of endurance under conditions exceeding the specifications, oil leaks, convenience of operation, verification of application systems, and destructive testing. This facility both shortens the time to product release and raises the degree of completion of the product at the design stage.



□Manufacturing Prototypes

When developing a new product, we make ten prototype machines. Of these, five are used for verification and assessments and three are used for checking performance. Concurrent evaluation tests are performed on multiple verification/evaluation prototype machines.



○First prototype machine··· Accuracy verification (including tuning)

○Second machine··· Endurance verification

○Third machine··· Oil leaks, convenience of operation, application systems verification, destructive testing

Perfect Manufacturing Quality

At MORI SEIKI we think of the "quality of the process" that gives rise to a product as an aspect of quality, and this has led us to put many new approaches into practice in the workplace. After making a start by introducing cell production systems to assembly processes for the first time in the industry, we delved deeper into the knowledge we had accumulated and adopted MORI SEIKI's unique "auto camp" production system. This system, coupled with our insistence on performing a running test at the end of each process, and our thorough attention to tidiness in the workplace, has enabled us to improve manufacturing quality and achieve high production efficiency. We are pressing ahead with reforms in the conventional production workplace as we build a system that allows us to respond immediately to the exact requirements of our customers.

□Auto Camp Production System

This is a system that divides the plant up in the same way as an auto camp site: in each "plot", all the parts are then set out in the vicinity of the operator in advance so that one person can assemble them. There is no need to start searching for a part way through an assembly operation, so the time loss is reduced. This system also makes the exact responsibilities of each operator clear, which leads to increased quality.




Machine tool
Part pallet
Assembly site 1
Assembly site 2

□100-hour Running Test

All of the machines that we deliver to customers have undergone running tests at the end of each process on the assembly line. In all a machine has been through 100 hours of running tests before shipment, and this has dramatically cut the incidence of initial problems after delivery.



□Organization of the Production Environment

We have applied a completely white coating to the entire factory floor. This makes for a clean production environment calling to mind a semiconductor plant or a medical equipment plant, and it turns the factory into a showroom. Every single member of the staff also understands that quality starts with tidiness and organization and they are dedicated to keeping the plant spic and span.





Next-generation Plant at Chiba Campus Starts Operation

In August 2003 in the Funabashi Hi-tech Park in Chiba Prefecture, Japan, we started the operation of the Chiba Campus, a production center dedicated to multi-axis machines. The development and manufacturing departments for multi-axis machines has come together as one with the service department and they are acting in concert on production through online connections. The Campus also handles the design, manufacture, inspection, repair and so on of large-scale machines, wheel lathes, and special machines. We have brought in five high-accuracy machines capable of 5-face machining, including huge ones with a width between columns of 3.2 meters, ship-precision finishing machines, and other machining centers, and these bring the maximum monthly production of the Campus up to 80 machines. Taken together with the 200-machine capacity of the Nara Campus and the 220-machine capacity of the Iga Campus, this means that MORI SEIKI is now capable of producing 500 machines a month.



Design and development room







Assembly area

Pursuit of Perfect Customer Satisfaction

At MORI SEIKI we believe that all customer requirements are quality requirements, and this is the reason we are seeking to make rigorous quality improvements in the fields of service and information too. In order to repair customers' machines as quickly as possible, we have established a high-speed maintenance and service system involving Service Centers, Technical Centers, and Parts Centers. We have also built new Solution Centers. We aim to achieve cooperation among the Sales Department, Development Department, Manufacturing Department and other individual departments so that we can offer customers proposals that give them their optimum production environment. Seeking to provide a high quality of service with unrivalled speed, we will redouble our efforts to achieve productivity gains for our customers.

□Service Centers

In our production bases at the Iga and Chiba Campuses, we have set up Service Centers that operate 24 hours a day, 365 days of the year. At these Service Centers, which also run the service call operation in Japan, highly experienced members of staff with responsibility for specific machine models respond to all inquiries from customers. Information on clients, information about delivered machines, and even information like machine repair histories, is all held in a database. This enables us to take the shortest route to solve problems.



□Technical Centers

The service personnel stationed at the Technical Centers at 34 locations throughout Japan are dispatched to client locations quickly to attend to repairs based on the instructions received from the Service Center. The service personnel report on the progress of their work to the Service Center using terminals like a laptop computer or cell phone. Centralizing the instruction channel and the information source in this way has made our service operations in the field speedy and flexible.



□Parts Center

The Parts Center handles the whole process from the identification of replacement parts required by customers to stock management and preparation for shipments. We have set up an online system to ensure that requested parts are shipped from the plant within 24 hours from receipt of the request, thus minimizing machine down time for the customer. We have achieved a success rate of over 90% in sending out parts within 24 hours from the order.



□Solution Center

In order to deal with customer requests more quickly and more thoroughly, we have set up Solution Centers. The three core departments of the Sales Engineering Section, the Turn Key Section and the Fixture Peripheral Device Laboratory collaborate organically with the sales departments and the research and development departments to propose the best machining methods for the customer.



Turn Key Sections

The Turn Key Section comprises twelve staff members and is located in the Nagoya Building. We are making Turn Key Sections a global feature and have also established them in the United States and Europe. Dealing mainly with automobile related industries and able to handle everything from simple specifications to projects that encompass entire plants, the Turn Key Section selects the optimum processes for the customer and proposes the turnkey system that can handle these processes. Drawing on experience from thousands of past cases, they can come up with the optimum solution for the customer.

Sales Engineering Section

This section works together with the sales departments to provide customers with technical support on the peripheral elements and applications that are required when machining a workpiece. From considering a machining plan to discussing test machining, staging technical seminars, and explaining machining case histories, this section gives customers back up based on a wealth of accumulated knowledge.

Fixture Peripheral Device Laboratory

The Fixture Peripheral Device Laboratory was set up based on the concept of "total engineering", to take responsibility for the design and development of fixtures, tools and peripheral devices that guarantee unerring process design and the quickest time studies. The Laboratory pursues productivity improvements by relying on the latest equipment and exceptional knowledge.



MORI SEIKI Eco-Policy

Treat resources and energy with importance.

The use of resources such as electrical power and paper, and the use of fossil fuel energy such as heavy oil, will be reduced. Also, the recycling and reduction of waste will be promoted.

Manufacture products that are environmentally friendly.

Promote the development of goods that increase the recycle rate of parts while reducing noise, increasing durability, and reducing the use of natural resources.

Increase the awareness of employees of environment preservation.

To increase awareness and to practice environment preservation activities, all employees will be educated and trained. Also, all related companies are requested to do the same.

Environmental goals will be set and appraised periodically.

Environmental goals and results will be checked periodically and efforts will be made for continued improvements in environment management.

Cooperate with environmental policies as a member of society.

Laws on environment and other related matters will be maintained. Also, our own management standards will set and strive for satisfactory environment preservation activities.

The upmost will be done to make available any information on environment preservation.

We are working together as a whole company to preserve environment.
MORI SEIKI, Environmental Management Committee.



Occupational Health and Safety Policy

① In order to prevent our staff suffering industrial accidents, we research past cases from a scientific perspective and implement appropriate countermeasures so that we can reduce the number of accidents at work.

② We make efforts to continuously improve the occupational health and safety management system, and health and safety activities.

③ Creating a "occupational health and safety" culture among the staff

④ We set and periodically review our objectives for occupational health and safety.

⑤ Abide by the laws and regulations and other requirements as a member of society.

⑥ We endeavor to publicize information about occupational health and safety.

Masahiko Mori
President Dr.Eng.

Board of Directors

Masahiko Mori	President Dr.Eng. ······ ①
Kyoji Umeoka	Senior Executive Managing Director ······ ②
Hiroshi Mizuguchi	Senior Executive Managing Director ······ ③
Kazuyuki Hiramoto	Managing Director Dr.Eng. ······ ④
Takeshi Saito	Managing Director ······ ⑤
Koji Okura	Managing Director ······ ⑥
Hiraku Nakata	Managing Director ······ ⑦





Hiroaki Tamai	Director ······ ⑧
Yoshitsugu Shigeta	Director ······ ⑨
Yasunori Hamabe	Director ······ ⑩
Makoto Fujishima	Director Dr.Eng. ······ ⑪
Takahiro Kobi	Director ······ ⑫
Hidefumi Shirotori	Director ······ ⑬
Koji Kageyama	Standing Statutory Auditor ······ ⑭
Yuzo Matsuyama	Standing Statutory Auditor ······ ⑮
Katsuhiko Maehori	Statutory Auditor Lawyer ······ ⑯
Yasuo Noishiki	Statutory Auditor ······ ⑰
Takashi Nakanishi	Statutory Auditor ······ ⑱

Organization


AUDITING
THE BOARD OF DIRECTORS
PRESIDENT
EXPORT CONTROL
ADMINISTRATIVE HQ
CORPORATE PLANNING
LEGAL
FINANCE
ACCOUNTING
INFORMATION SYSTEMS
PERSONNEL
GENERAL AFFAIRS
PURCHASING & LOGISTICS HQ
PURCHASING
SALES & MARKETING HQ
SALES PLANNING
DOMESTIC SALES
AMERICA
EUROPE
ASIA PACIFIC AND STRATEGIC GROWTH
S & P
MORI SEIKI TRADING
DEVELOPMENT & MANUFACTURING HQ
DEVELOPMENT PLANNING
PRODUCTION PLANNING
QUALITY ASSURANCE
NL
MV
MH
HIGH PRODUCTION
MT
ELECTRICAL CIRCUIT
CONTROL TECHNOLOGY LABORATORY
DTL
SOLUTION CENTER / SALES ENGINEERING
SOLUTION CENTER / TURN KEY
SOLUTION CENTER / FIXTURE PERIPHERAL DEVICE
DM
IGA PLANT MACHINING
SPINDLE MAJOR COMPONENT
NARA PLANT MACHINING
HIGH PRECISION MACHINING LABORATORY
TECHNO

Activities of the Headquarters


MORI SEIKI

KYOJI UMEOKA

Senior Executive Managing Director
Sales & Marketing HQ
Executive Officer



HIROSHI MIZUGUCHI

Senior Executive Managing Director
Development & Manufacturing HQ Executive Officer (Manufacturing) &
IGA Campus Chief

Sales & Marketing HQ

To Obtain Real Customer Satisfaction with Unrivalled Quality

We have started this year by declaring an extraordinary situation with quality. There is enthusiastic investment in equipment in Japan and the rest of Asia, and the economy in Europe and the United States is steadily picking up too; orders continued at a high level as we entered this year, amounting to 150% of the level in the previous year for six months running. The financial targets were met in all regions and we have to measure the increase in our market share. But what must we do in this environment in order to really satisfy the customers with unrivalled quality? In a selling market like the present one, the sales staff must consider what is best for the customer. Are you perhaps putting unreasonable pressure on the customer because of circumstances in the company? Does the estimate comply with the schedule requested by the customer, and have you incorporated proposals that can solve the customer's problems? Have you taken an order while uncertain about the delivery? Has a customer ordered a machine from you just because he needs a machine? Is it an order that the customer is truly satisfied with? To keep reflecting like this and obtain genuine customer satisfaction is the route to "unrivalled quality" for sales representatives. Don't be satisfied with just meeting your target figures: if you work hard for the customer and leave results for him, you will see the benefits in the next term or when the economy is bad. To achieve this, I will keep pushing myself further, thinking primarily to satisfy our customers.

Manufacturing HQ

Pursuing Production Reforms Top in Pursuit of Even Higher Production Efficiency

Two years have passed since we scrapped automatic storage and retrieval systems and automatic guided vehicles and embarked on a production revolution which involved the introduction of the first cell production system in the machine tool industry and the adoption of the part preparation system. Many new approaches came on track at last, and their effects were very apparent. I believe that customers who have toured the factories at our Campuses over the past two years have gained a real sense of the changes that have taken place in the workplace. As a measure for improving production efficiency, we are progressively applying cell production to the NV4000 DCG and NH4000 DCG models whose sales started from the latter half of last year and to the NL series whose mass production started in June this year. The introduction of the cell production system has halved the time required for assembly. It has also resulted in quality improvements, and we are making use of the cell production know-how that we built up with the NV5000α1 and expanding its application. In August this year we will complete an assembly area dedicated to turnkey systems and large-scale double-column machining centers. And in preparation for the expansion of the Chiba Campus assembly area coming up in December, we are steadily built up a system that can cope with the increased production volumes by completing the parts warehouse and the Solution Laboratory, and by investing in forty new machines and pieces of equipment for the Iga Campus machine plant. In 2004 we are pushing further ahead with our unique production revolution geared to the manufacture of machine tools, and tackling stability of quality and the reduction of assembly lead time.



Development HQ

Varied Line-up Gives Increased Competitive Strength

Last year we introduced the "driven at the center of gravity" (DCG) principle to our vertical and horizontal machining centers. And this year we have launched thirty models in the NL series of CNC lathes that have more than doubled previous turning and milling capabilities. In a product segment that accounts for 70% of demand for machine tools this dramatically increases our competitive strength, and we have begun to see synergistic effects with the services provided by the Solution Centers in Nagoya, Chicago and Stuttgart. In the coming year we will complete vertical and horizontal machining centers in the large-scale and ultra-compact categories and announce a new series of multi-axis machines, and a range of large, medium-sized and small machines for production line applications comprising vertical/horizontal lathes and machining centers. We also plan to ship a new type of super-large machine with a double column construction known as "box-in-box on rail" for machining the structural components of rolling stock and aircraft. And to attract new customers in Asia and the United States, we have come out with a simply constructed economical model, following the pattern of the Duracenter 5. Within the next year we intend to add 50 more development personnel to the current total of 430, and to thoroughly rationalize and simplify development work. We will keep up our efforts to fashion a system that allows a more agile response to the diverse requirements of our customers.



KAZUYUKI HIRAMOTO
Managing Director Dr.Eng.
Development & Manufacturing HQ
Executive Officer (Development) & NARA Campus Chief



HIROAKI TAMAI
Director
Administrative HQ Executive Officer

Administrative HQ

Optimizing Systems Throughout the Group to Meet "Global One" Objectives

In October 2004 the Administrative HQ, namely the Corporate Planning, Legal, Accounts, Finance, General Affairs, Personnel, and Information Systems Departments will shift to the Nagoya headquarters. The Nagoya headquarters will become the global headquarters and we will pursue our "Global One" objectives by adopting the following measures.

① In information system design, we are making a start by preparing the information infrastructure to serve the Group as a whole: we aim to remove international borders and centralize the systems for accounts, sales, and personnel affairs.
② We will build an accounting system that focuses on the consolidated closing, and generate prompt and accurate consolidated statements on a weekly basis.
③ We will implement centralized control of stock and cash, aiming to achieve the greatest possible inventory reductions and cash flow.
④ In overseas business, by maintaining a balance among transactions based in Yen, U.S. dollars and Euros, we are protecting ourselves against fluctuations in the exchange market.
⑤ We are scouting and training people with outstanding talent and training them for management posts.
⑥ We have tightened up our business risk management and global auditing, and we are conducting transparent management, ensuring effective corporate governance, and applying a higher standard of corporate ethics in our projects and activities.

Purchasing & Logistics HQ

Maximizing Profits with Speed, Accuracy and Thought

The Purchasing and Logistics HQ was formerly a part of the old Administrative HQ, as the department that administered the supply chain for customers' requirements and needs in terms of products and services. It was inaugurated as a full HQ in July 2004 as a result of a reassessment of the importance of its role. This HQ transcends the barriers between corporate departments, optimizes the entire sequence of processes from purchasing raw materials to providing products to customers, maximizes throughput (contribution profit), maximizes cash flow, reduces inventory, and minimizes total expenditure. We believe that the Purchasing and Logistics HQ is strongly required to provide exceptional products and service to the customers with outstanding quality, price, and speed. Accordingly, we will be setting the purchase of raw materials and parts at the fair price as the base of our activities and soliciting the cooperation of the suppliers to achieve win-win transactions that satisfy both parties, where both make a reasonable profit, based on an open and trusting relationship. The watchwords for our HQ are speed, accuracy, and thought. By sharing information using IT, making work more efficient, reducing procurement lead times and reducing inventory, we are helping to maximize profits.



KENJI OISHI
Purchasing & Logistics HQ Executive Officer

Approach to Products

NL Department

The Manufacture of Medium・Large CNC Lathe



NL2500

In the 35 years since 1968 when we starting selling our first lathe, we have launched more than 100 models of CNC lathe. Now, as we witness a transition between generations of CNC lathes, we have at last completed the long-awaited NL series with its unprecedented levels of rigidity and accuracy. We have undertaken a fundamental review of the CNC lathe based on the concepts of redesigning mechanism of components to conform to fundamental cutting theory, eliminating heat problems to improve accuracy, and concentrating on customer requirements and reflecting the conclusions in the products. Thanks to the "built-in motor turret" technology that we have developed for the first time in the industry, and our use of beds, spindles and slideways with exceptional static and dynamic rigidity, we are now achieving performance that was impossible with previous models. With the launch of the NL series on the market, I am confident that we will increase the profits of our customers and that we have moved a step closer to achieving our "Global One" objective.



MITSUJI MATSUMOTO
General Manager

MT Department

The Manufacture of Multi-Axis Turning Center

The MT (milling/turning) Department is responsible for the development and manufacture of multi-axis machines at the Chiba Campus. In the past few years multi-axis machines have rapidly become widespread in the market and they are now widely recognized as being the new pattern for machine tools. Against this backdrop, MORI SEIKI has moved quickly to establish a factory dedicated to multi-axis machines at Chiba and set up a system that will answer the needs of our customers. Broadly speaking, our production of multi-axis machines can be categorized into the following four series: the ZT series that brings customers productivity with a relatively high level of process integration in the mass production field, the SuperHiCELL series that enables process integration with a high level of flexibility in the general machining field, the MT series that enables high productivity and a high level of process integration, and the ground-breaking SuperMILLER series that achieves high milling performance and contouring accuracy. We have put a system in place that allows customers to experience all aspects of multi-axis machines and we are working as a team to achieve customer satisfaction.



MASAMITSU NAKAMINAMI
General Manager



SuperMILLER 400

MV Department The Manufacture of Vertical Machining Center

The MV Department designs and manufactures vertical machining centers; our principal products are the NV4000 DCG, NV5000α1, MV-653, and MV-1003. The NV5000α1, designed for high speed, high accuracy and high productivity was released onto the world market in March 2002 to high acclaim. The NV4000 DCG, which was marketed from October 2003 and based on MORI SEIKI's original "driven at the center of gravity" principle, has also won high praise. In the MV Department we achieve development without prototypes by making use of digital design. Our aim is to substantially reduce development time and introduce new products to the market in a timely manner. For assembly processes we have introduced a cell production system. In contrast with the conventional system in which different operators took responsibility for the various processes, this system reduces lead times and allows us to deal positively with requests for fast deliveries. Based on the performance record and confidence that we built up with the NV4000 DCG and NV5000α1, the MV Department is aiming to maintain the top position in the areas of quality, costs, and delivery, and is building machines that address customers' increasing focus on profits.



YASUFUMI TAKAI
General Manager



NV4000 DCG



Service, Parts and Others 10.17 %
¥8,907
Machining Center 43.41 %
¥38,010
Grinding Machine 2.52 %
¥2,210
Multi-Axis Turning Center, MT Series 8.88 %
¥7,772
NC Lathe 35.02 %
¥30,658
Millions of yen

MH Department

The Manufacture of Horizontal Machining Center



NH4000 DCG

The MH Department is engaged in the development and manufacture of horizontal machining centers. To meet the needs of the times, we have launched the innovative new models NH4000 DCG, NH5000 and NH6300 DCG that feature high speed, high accuracy and exceptional quality of machined faces. We have received high acclaim and support from customers for these machines. In addition to overwhelming machine performance we have improved the peripheral devices and systems, and produced a machine with a high level of completeness in all areas including compatibility with software and support for fixtures. We will continue the expansion of the NH series, fostering its growth into the standard range of models for the 21st century, by meeting the needs of even more customers. The entire staff is confident that the NH series is capable of capturing the world market.



YOSHIAKI SUGIMOTO
General Manager

High Production Department

The Manufacture of Small CNC Lathe, and Small Machining Center

The High Production Department is charged with developing and manufacturing machining centers and lathes designed for machining mass-production parts. This year we will be announcing the NX series, which is ideal for production line applications like automobile part production, and from the fall we will start production of the NX2000. The NX2000 series has variations including horizontal and vertical machining centers and horizontal and vertical lathes, and by combining these variations exactly as required we can provide the ideal production line for the customers. All models in the line-up feature the world's smallest machine width of 680 mm, which enables lines to be configured in half the space that would be taken up by conventional machines. It also means that it is easy to make changes to a line, e.g. due to production changes. Next year we will be launching the NX4000 range, which is aimed at somewhat larger parts. Regarding lathes, we will be announcing and launching the new Duraturn series models as the successors to the CL series that has been selling more than 100 units per month. Look out for further developments.



NAOSHI TAKAYAMA
General Manager



ULTIMILL V3000

Control Technology Laboratory/DTL

Application System



MAPPS II

We have developed the next generation of our MAPPS (MORI Advanced Programming Production System) line of intelligent operation panels, called MAPPS II. We started mass production in April 2004 and are in the process of extending this system to all models. This system features as standard the machining 3-D animation system developed by DTL in California, in combination with the SEICOS functions developed by the former Hitachi Seiki. For network functions, we have developed "CAPS-NET Global Edition" as the next step on from CAPS-NET. From July in Japan we will be equipping the machines with this system and a cell phone module as standard features, and starting a remote maintenance service and operating information monitoring service. To achieve their full 4th-axis specification, NH series machines are fitted with direct drive motors that we manufacture in-house. This has given them high speed, high acceleration and high accuracy while keeping costs down. We are continuing our progress with the development of intelligent operation systems and actuators that will further extend the high speed, high accuracy and high efficiency characteristics of NC machine tools.



MAKOTO FUJISHIMA
Director Dr.Eng.
Contoral Technology Laboratory & Information Systems Depertment

Sales of Domestic and Overseas



Overseas 52.81 %
¥46,236
Japan 47.19 %
¥41,321
Millions of yen
Total ¥87,557

Overseas Sales



Asia • Oceania 15.20 %
¥7,028
Europe 44.53 %
¥20,589
U.S.A. 40.27 %
¥18,619
Millions of yen
Total ¥46,236

MORI SEIKI Group

Domestic consolidated subsidiaries

MORI SEIKI MACHINE SALES, LTD.
MORI SEIKI TRADING, LTD.
TAIYO KOKI CO., LTD.
MORI SEIKI TECHNO, LTD.
MORI SEIKI FIXTURE LABORATORY, LTD.
MORI SEIKI HIGH PRECISION MACHINING LABORATORY, LTD.
MORI SEIKI KOSAN, LTD.
(MORI SEIKI HITECH CO., LTD.)

Domestic unconsolidated subsidiaries

MORI SEIKI PRECISION, LTD.
MORI SEIKI LEASING, LTD

Overseas consolidated subsidaries

MORI SEIKI U.S.A., INC.
MORI SEIKI GmbH
MORI SEIKI (UK) LTD.
MORI SEIKI FRANCE S.A.
MORI SEIKI ITALIANA S.R.L.
MORI SEIKI ESPAÑA S.A.
MORI SEIKI SINGAPORE PTE LTD
MORI SEIKI (TAIWAN) CO., LTD.
MORI SEIKI BRASIL LTDA.
MORI SEIKI HONG KONG LTD.
MORI SEIKI MEXICO, S.A. DE C.V.
MORI SEIKI (THAILAND) CO., LTD.
MORI SEIKI (SHANGHAI) CO., LTD.
MORI SEIKI KOREA CO., LTD.
DTL MORI SEIKI, INC.
PT. MORI SEIKI INDONESIA
MORI SEIKI AUSTRALIA PTY LTD
MORI SEIKI DISTRIBUTOR SERVICES, INC.
MORI SEIKI MID-AMERICAN SALES INC.

Overseas subsidiaries not included in consolidated accounting

MORI SEIKI MÜNCHEN GmbH
MS SYFRAMO S.A.

Associated companies to which equity method does not apply

UNITED MANUFACTURING SOLUTIONS LTD.
OTHER 4 COMPANIES

Asia Pacific & Strategic Growth Territory

We are expanding our business into developing regions such as Asia and Oceania, as well as India, Russia, South Africa and Israel. Last year we established local companies in Australia and Indonesia, while in China we are expanding our sales force and building Technical Centers at Beijing, Tianjin, Dalian, Shenzhen, and Chongqing that will supplement the facilities already running in Shanghai and Hong Kong, and we are building Die & Mold Laboratory at Dongguan. Now we have all service bases required for expanding our sales in this region in place. This year we are also building Technical Centers in India and Malaysia. In the recent Asian market, many orders have been received not just from Japanese corporations but from European, American and local companies too, with the result that sales have grown quickly. Committed to improving service both before and after sales, we are implementing meticulous sales activities based on close ties with our customers.



KOJI OKURA
Managing Director
Sales & Marketing HQ
Executive Officer &
Sales Planning Department
& Asia Pacific and Strategic
Growth Department



Beijing
Dalian
Tianjin
Seoul
Japan
Shanghai
Chongqing
Taipei
Shenzhen
Hong Kong
Bangkok
Kuala Lumpur
Singapore
Jakarta
MORI SEIKI AUSTRALIA PTY LTD
Regional Manager
TREVOR W.MORGAN
Melbourne
Sydney

American Territory



YASUNORI HAMABE
Director
Sales & Marketing HQ
Executive Officer &
MORI SEIKI U.S.A., INC.
President CEO &
America Department

Last year we established the direct sales company MORI SEIKI MID AMERICAN SALES INC. in the Mid-West region. Communication with the customers is now direct, so we are making spot-on proposals based on the customers' needs. And this year we established the U.S. Turnkey Group to deal with products and systems that require high level of engineering. We also established a U.S. call center to offer service support, and introduced a horizontal part inventory system in Dallas to ensure effective stocking and supply of service parts: these and other measures are intended to strengthen the system to ensure more comprehensive customer support. Taking as our target the peak for equipment purchases and renewals that is anticipated around 2005, we are establishing local organizations and dealership networks in all districts of the United States, and to achieve further market expansion, we are making progress with the introduction of a new sales system by cooperating with dealers in a mutually complementary form.

European Territory



TAKESHI SAITO
Managing Director
Sales & Marketing HQ
Executive Officer &
MORI SEIKI EUROPE
President &
Europe Department

In May 2004, the European Union expanded further to the east, and the machine tool market of the expanded Union now accounts for 40% of world machine tool consumption. Against this backdrop, we started the construction of the new French Technical Center that will also serve as the demonstration center for all the Europe regions in June 2004. And in order to increase our customers' productivity, we also plan to complete the reorganization and integration of the parts centers in Europe by the end of September. With a product line-up that compares favorably with the products of the local European manufacturers, and a sales and service network with focus on close customer support, we are reinforcing our support system. Two years from now we aim to double our share in the European market and to have built up a market of 300 million Euros.



MORI SEIKI U.S.A., INC.
Vice President
National Sales Manager
MARK H. MOHR
THOMAS R. DILLON
MORI SEIKI U.S.A., INC.
C.O.O. &
MORI SEIKI MID-AMERICAN SALES INC.
President
SYLVAIN BADIN
MS SYFRAMO S.A.
Sales Director
Boston T.C.
Regional Manager
WILLIAM FRANZEN
Hamburg
Milton Keynes
Stuttgart
München
Orléans
Lyon
Milano
Toulouse
Barcelona
Istanbul
Seattle
Sacramento
Milwaukee
Detroit
Cleveland
Des Moines
Chicago
Boston
Indianapolis
Cincinnati
New Jersey
Los Angeles
Dallas
Charlotte
New Jersey T.C.
Regional Manager
ROBERT NAKASH
MORI SEIKI ITALIANA S.R.L.
Regional Manager &
Vice President for Sales
VILIAM BIGHI
Mexico City
DTL MORI SEIKI, INC.
General Manager
JIANCHENG LIU, Ph.D
São Paulo
Overseas Subsidiaries
Overseas Representative Office

Establishment of a Direct Sales System

To achieve faster and more efficient communication, MORI SEIKI puts its efforts into establishing a direct sales system. For detecting customer needs as quickly and accurately as possible, and for allowing us to make proposals for improving the customers' productivity... As the customer's closest partner in increasing profits, we provide the meticulous and attentive service that only a machine tool manufacturer can.

☐U.S.A.

MORI SEIKI MID-AMERICAN SALES INC.

In a joint project with Yamazen, a trading company specializing in machines and tools, we set up the direct sales company of machine tools, MORI SEIKI MID-AMERICAN SALES INC., in Chicago. The company commenced business from October 2003. Having reviewed the system run by the dealerships in the American Mid-West, we switched to a direct sales format, so everything from sales to service is now handled by the MORI SEIKI Group. We have set up the headquarters inside the Chicago Technical Center and have sales and service centers at 5 locations in the Great Lakes area where there are concentrations of automobile part manufacturers: Milwaukee, Indianapolis, Des Moines, Cleveland, and Cincinnati. With even more conscientious service with the emphasis on user needs, we are dramatically improving our capability to offer proposals to customers at the level that was difficult to achieve only with dealership sales, particularly customers in automobile related production.



THOMAS R. DILLON
MORI SEIKI U.S.A., INC.
C.O.O.&
MORI SEIKI MID-AMERICAN SALES INC.
President

☐Europe

MORI SEIKI DEUTSCHLAND SALES & SERVICE

In Germany, one of the biggest consuming countries of machine tools in the world, we have set up MORI SEIKI DEUTSCHLAND SALES & SERVICE. Following up on Stuttgart where we started operations in the fall of 2003, we set up bases in Munich and Hamburg in 2004. In most districts of Germany, we can provide meticulous support at a high level only possible when dealing directly with the machine tool manufacturer. Using our strong sales and service network as a weapon, we will win out in competition with local manufacturers and achieve a dramatic expansion in our business.



SCHMIDBAUR H.PETER
MORI SEIKI DEUTSCHLAND
SALES & SERVICE
Stuttgart T.C.
Managing Director



SCHAEKEL WOLFGANG
MORI SEIKI DEUTSCHLAND
SALES & SERVICE
Hamburg T.C.
Managing Director

☐Oceania

MORI SEIKI AUSTRALIA PTY LTD

We have previously handled sales and service in the Oceania region through local dealerships. However, with the withdrawal of these intermediaries we set up an independent direct sales company as a local subsidiary 100% capitalized by MORI SEIKI, and started sales through this subsidiary from September 2003. Around 1,300 MORI SEIKI machines have been delivered to about 800 customers in the Oceania region. These include many blue chip corporations such as automobile part manufacturers. Direct sales from the MORI SEIKI Group allows us to provide customers like these with detailed technical information, so we are able to provide a better standard of service than we did before. We have established Technical Centers in Melbourne (headquarters) and Sydney. These T.C.s permanently have six show machines and a part inventory, they are able to handle test machining, and they also have seminar rooms where seminars on all topics can be held for audiences of up to 30 people.



TREVOR W.MORGAN
MORI SEIKI AUSTRALIA PTY LTD
Regional Manager

Die & Mold Machining Laboratory





MITSUHIKO KADONO
General Manager

Developing global technical support

To enable prompt dealings with customers involved in the die and mold field throughout the world, we have established Die & Mold Machining Laboratories at the Iga Campus in Japan, in Chicago, in Italy, and in Singapore to cover South-East Asia. At these facilities we have installed 3-D CAM software and stationed engineers with specialist knowledge of dies and molds. In April 2004, with our eye on the expanding Chinese market, we established Die & Mold Machining Laboratory at Dongguan in Guangdong province. Here, specialist engineers give thorough consideration to customers' demands. By providing the latest machining technology and a solid partnership based on machining technology support, we are aiming to satisfy the customers and share our joy with them.

Financial Section

Consolidated Financial Highlights

Years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
For the year :			
Net sales	¥ 87,557	¥ 63,864	$ 828,825
Net income (loss)	712	(5,555)	6,743
Per share (Yen and U.S. dollars)			
Net income (loss) :			
Basic	¥ 7.23	¥ (61.96)	$ 0.07
Diluted	–	–	–
Net assets	982.40	975.50	9.30
Cash dividends	10.00	5.00	0.09
At the year end :			
Total assets	¥ 122,166	¥ 115,123	$ 1,156,433
Shareholders' equity	86,912	86,875	822,716


Sales
100
80
60
40
20
0
00.3 01.3 02.3 03.3 04.3
(Billions of yen)


Net income (loss)
10
5
0
-5
-10
-15
-20
00.3 01.3 02.3 03.3 04.3
(Billions of yen)


Net income (loss) per share
150
100
50
0
-50
-100
-150
-200
00.3 01.3 02.3 03.3 04.3
(Yen)

The accompanying U.S. dollar amounts have been translated from yen, solely for convenience, as a matter of arithmetic computation only, at ¥105.64 = U.S.$1.00, the exchange rate prevailing on March 31, 2004.

Sales

Fiscal Year	MC	NC LATHES	MT SERIES	GRINDING MACHINES	SOFTWARE	PARTS	SERVICE	OTHERS	TOTAL
2000.4.1~ 2001.3.31	42,820	37,066	1,489	–	61	4,397	933	112	**86,878**
	49.3 %	42.7 %	1.7 %	–	0.1 %	5.0 %	1.1 %	0.1 %	**100.0 %**
2001.4.1~ 2002.3.31	29,699	28,179	3,884	1,940	62	4,041	1,053	798	**69,656**
	42.6 %	40.5 %	5.6 %	2.8 %	0.1 %	5.8 %	1.5 %	1.1 %	**100.0 %**
2002.4.1~ 2003.3.31	27,494	22,434	5,081	1,478	55	5,205	1,224	893	**63,864**
	43.1 %	35.1 %	8.0 %	2.3 %	0.1 %	8.1 %	1.9 %	1.4 %	**100.0 %**
2003.4.1~ 2004.3.31	38,010	30,658	7,772	2,210	73	5,835	1,879	1,120	**87,557**
	43.4 %	35.1 %	8.9 %	2.5 %	0.1 %	6.6 %	2.1 %	1.3 %	**100.0 %**

(Millions of yen)


100
80
60
40
20
0
OTHERS
SERVICE
PARTS
SOFTWARE
GRINDING MACHINES
MT SERIES
NC LATHES
MC

Overseas Sales

Fiscal Year	TOTAL
2000.4.1~2001.3.31	54,081
	62.2 %
2001.4.1~2002.3.31	46,463
	66.7 %
2002.4.1~2003.3.31	36,743
	57.5 %
2003.4.1~2004.3.31	46,236
	52.8 %

(Millions of yen)

•Each amount above has been included in net sales.
•Each percentage above has been calculated based on the net sales for the respective fiscal years.



100
80
60
40
20
0
00.4~01.3
01.4~02.3
02.4~03.3
03.4~04.3
Domestic
Export
(Billions of yen)

Depreciation and Investments in Plant and Equipment

Fiscal Year	Depreciation	Net income (loss)	Investments
1999.4~2000.3	6,092	(2,436)	6,158
2000.4~2001.3	5,795	1,119	5,690
2001.4~2002.3	5,679	(16,607)	5,226
2002.4~2003.3	5,114	(5,555)	4,862
2003.4~2004.3	4,999	712	6,644

(Millions of yen)

Estimate

2004.4~2005.3	5,200	3,600	6,990

(Millions of yen)

•MORI SEIKI CO., LTD.'s investments in fixed assets over the past five years totaled approximately ¥28,580 million.



11
10
9
8
7
6
5
4
3
2
1
0
99.4~00.3
00.4~01.3
01.4~02.3
02.4~03.3
03.4~04.3
04.4~05.3
Depreciation
Investments

Five-year Summary

Fiscal Year	Millions of yen					Thousands of U.S. dollars
	2003.4~2004.3	2002.4~2003.3	2001.4~2002.3	2000.4~2001.3	1999.4~2000.3	2003.4~2004.3
Net sales	¥ 87,557	¥ 63,864	¥ 69,656	¥ 86,878	¥ 70,878	$828,825
Net income (loss)	712	(5,555)	(16,607)	1,119	(2,436)	6,743
Net income (loss) as a percentage of sales	0.8%	(8.7%)	(23.8%)	1.3%	(3.4%)	0.8%
Selling, general and administrative expenses	24,732	22,755	19,492	18,247	17,260	234,112
Cash dividends	883	445	450	663	577	8,368
Total assets	122,166	115,123	113,415	146,091	150,071	1,156,433
Shareholders' equity	86,912	86,875	93,551	125,171	131,467	822,716
Property, plant and equipment, net	56,561	56,977	59,575	73,333	75,038	535,415
Working capital	¥ 41,240	¥ 23,970	¥ 36,728	¥ 49,255	¥ 47,941	$390,379

Per share data :

Net income (loss)	¥7.23	¥(61.96)	¥(178.93)	¥11.68	¥(25.32)	$0.07
Cash dividends	10.00	5.00	5.00	7.00	6.00	0.09

1. Net income (loss) per share is computed based upon the weighted-average number of shares of common stock outstanding during each fiscal year as adjusted for free share distributions.

2. Cash dividends per share are those declared as applicable to each respective fiscal year and cash dividends charged to retained earnings are those actually paid.

3. The accompanying U.S. dollar amounts have been translated from yen, solely for convenience, as a matter of arithmetic computation only, at ¥105.64 = U.S.$1.00, the exchange rate prevailing on March 31, 2004.

Consolidated Balance Sheets

Assets

	Millions of yen		Thousands of U.S. dollars (Note 1)
	March 31,		March 31,
	2004	2003	2004
Current assets:			
Cash and deposits (Note 3)	¥ 15,968	¥ 8,453	$151,159
Notes and accounts receivable:			
Trade	20,352	17,398	192,658
Allowance for doubtful receivables	(193)	(107)	(1,831)
Notes and accounts receivable, net	**20,159**	**17,291**	**190,827**
Inventories (Note 4)	17,621	21,944	166,804
Deferred income taxes (Note 8)	352	272	3,334
Other current assets	1,476	1,670	13,964
Total current assets	**55,576**	**49,630**	**526,088**
Property, plant and equipment:			
Land (Note 16)	20,886	20,656	197,712
Buildings and structures	62,269	60,360	589,446
Machinery and equipment	38,032	37,638	360,011
Construction in progress	630	829	5,966
	121,817	**119,483**	**1,153,135**
Accumulated depreciation	(65,256)	(62,506)	(617,720)
Property, plant and equipment, net	**56,561**	**56,977**	**535,415**
Investments and other assets:			
Investments in securities:			
Unconsolidated subsidiaries and affiliates	336	174	3,180
Other (Note 5)	5,996	4,722	56,754
Total investments in securities	**6,332**	**4,896**	**59,934**
Deferred income taxes (Note 8)	5	70	50
Other assets:			
Goodwill	1,644	2,000	15,563
Other	2,089	1,550	19,774
Allowance for doubtful receivables	(41)	–	(391)
Other assets, net	**3,692**	**3,550**	**34,946**
Total investments and other assets	**10,029**	**8,516**	**94,930**
Total assets:	**¥122,166**	**¥115,123**	**$1,156,433**

See accompanying Notes to Consolidated Financial Statements.

Liabilities, Minority Interests and Shareholders' Equity

	Millions of yen		Thousands of U.S. dollars (Note 1)
	March 31,		March 31,
	2004	2003	2004
Current liabilities:			
Short-term bank loans (Note 7)	¥ –	¥ 7,000	$ –
Current portion of long-term debt (Note 7)	2,584	5,159	24,461
Notes and accounts payable	6,466	5,733	61,208
Accrued income taxes (Note 8)	360	359	3,407
Accrued expenses	545	2,042	5,161
Deferred income taxes (Note 8)	115	253	1,093
Other current liabilities	4,266	5,114	40,379
Total current liabilities	**14,336**	**25,660**	**135,709**
Long-term liabilities:			
Long-term debt (Note 7)	17,792	376	168,421
Deferred income taxes (Note 8)	1,241	368	11,756
Deferred income taxes on reserve for land revaluation (Notes 8 and 16)	1,824	1,824	17,266
Total long-term liabilities	**20,858**	**2,568**	**197,443**
Minority Interests	**60**	**20**	**565**
Contingent liabilities (Note 11)			
Shareholders' equity (Notes 9 and 17):			
Common stock:			
Authorized – 157,550,000 shares – March 31, 2004 and 2003			
Issued – 94,775,427 shares – March 31, 2004 and 2003	28,191	28,191	266,855
Capital surplus	40,931	40,931	387,461
Reserve for land revaluation (Note 16)	(13,576)	(13,576)	(128,508)
Retained earnings	38,208	37,920	361,685
Net unrealized holding gain on securities (Note 5)	1,527	42	14,452
Translation adjustments	(2,863)	(1,605)	(27,100)
Treasury stock, at cost; 6,376,975 shares – March 31, 2004; 5,718,088 shares – March 31, 2003	(5,506)	(5,028)	(52,129)
Total shareholders' equity	**86,912**	**86,875**	**822,716**
Total liabilities, minority interests and shareholders' equity	**¥122,166**	**¥115,123**	**$1,156,433**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

	Millions of yen		Thousands of U.S. dollars (Note 1)
	Year ended March 31,		Year ended March 31,
	2004	2003	2004
Net sales	¥ 87,557	¥ 63,864	$828,825
Cost of sales	60,424	45,122	571,984
Gross profit	**27,133**	**18,742**	**256,841**
Selling, general and administrative expenses (Note 10)	24,732	22,755	234,112
Operating income (loss)	**2,401**	**(4,013)**	**22,729**
Other income (expenses):			
Interest and dividend income	78	80	737
Interest expense	(103)	(117)	(973)
Loss on devaluation of investments in securities	(47)	(1,214)	(443)
Foreign exchange (loss) gain	(262)	528	(2,480)
Gain on change in retirement benefit plan	–	517	–
Retirement benefits paid to directors and statutory auditors	(1,177)	(62)	(11,149)
Other, net	(68)	(251)	(642)
Income (loss) before income taxes and minority interests	**822**	**(4,532)**	**7,779**
Income taxes (Note 8)			
Current	191	67	1,804
Refunded	–	(198)	–
Deferred	(99)	1,147	(937)
Minority interests in net income of consolidated subsidiaries	(18)	(7)	(169)
Net income (loss)	**¥ 712**	**¥ (5,555)**	**$ 6,743**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

	Number of shares of common stock	Common stock	Capital surplus	Reserve for land revaluation (Note 16)	Retained earnings	Net unrealized holding gain (loss) on securities (Note 5)	Translation adjust-ments	Treasury stock
		Millions of yen						
Balance at March 31, 2002	94,775,427	¥28,191	¥40,931	¥(13,617)	¥43,920	¥ (15)	¥(1,546)	¥(4,313)
Net loss	–	–	–	–	(5,555)	–	–	–
Cash dividends	–	–	–	–	(450)	–	–	–
Adjustment resulting from initial inclusion of subsidiaries in consolidation	–	–	–	–	5	–	–	–
Reserve for land revaluation	–	–	–	41	–	–	–	–
Net unrealized holding gain on securities	–	–	–	–	–	57	–	–
Translation adjustments	–	–	–	–	–	–	(59)	–
Treasury stock – acquired	–	–	–	–	–	–	–	(715)
Balance at March 31, 2003	94,775,427	28,191	40,931	(13,576)	37,920	42	(1,605)	(5,028)
Net income	–	–	–	–	712	–	–	–
Cash dividends	–	–	–	–	(445)	–	–	–
Adjustment resulting from the exclusion of a subsidiary from consolidation	–	–	–	–	21	–	–	–
Net unrealized holding gain on securities	–	–	–	–	–	1,485	–	–
Translation adjustments	–	–	–	–	–	–	(1,258)	–
Treasury stock – acquired	–	–	–	–	–	–	–	(478)
Balance at March 31, 2004	94,775,427	¥28,191	¥40,931	¥(13,576)	¥38,208	¥1,527	¥(2,863)	¥(5,506)

	Common stock	Capital surplus	Reserve for land revaluation (Note 16)	Retained earnings	Net unrealized holding gain (loss) on securities (Note 5)	Translation adjust-ments	Treasury stock
	Thousands of U.S. dollars (Note 1)						
Balance at March 31, 2003	$266,855	$387,461	$(128,508)	$358,953	$ 395	$(15,192)	$(47,595)
Net income	–	–	–	6,743	–	–	–
Cash dividends	–	–	–	(4,215)	–	–	–
Adjustment resulting from exclusion of a subsidiary from consolidation	–	–	–	204	–	–	–
Net unrealized holding gain on securities	–	–	–	–	14,057	–	–
Translation adjustments	–	–	–	–	–	(11,908)	–
Treasury stock – acquired	–	–	–	–	–	–	(4,534)
Balance at March 31, 2004	$266,855	$387,461	$(128,508)	$361,685	$14,452	$(27,100)	$(52,129)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Millions of yen		Thousands of U.S. dollars (Note 1)
	Year ended March 31,		Year ended March 31,
	2004	2003	2004
Operating activities:			
Income (loss) before income taxes and minority interests	¥ 822	¥(4,532)	$ 7,779
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by (used in) operating activities:			
Depreciation and amortization	4,999	5,114	47,325
Loss on devaluation of investments in securities	47	1,214	443
Increase (decrease) in allowance for doubtful receivables	131	(702)	1,235
Decrease in retirement allowances	–	(2,538)	–
(Decrease) increase in accrued bonuses	(1,520)	547	(14,385)
Interest and dividend income	(78)	(80)	(737)
Interest expense	103	117	973
Unrealized exchange loss (gain)	222	(380)	2,097
Changes in operating assets and liabilities:			
Notes and accounts receivable	(3,426)	(3,495)	(32,428)
Inventories	3,577	(4,676)	33,863
Notes and accounts payable	759	2,567	7,189
Other, net	(1,161)	3,151	(10,990)
Subtotal	**4,475**	**(3,693)**	**42,364**
Interest and dividend income received	78	79	737
Interest paid	(97)	(117)	(925)
Tax refund (income taxes paid)	14	(23)	133
Net cash provided by (used in) operating activities	**4,470**	**(3,754)**	**42,309**
Investing activities:			
Purchases of property, plant and equipment	(4,470)	(3,103)	(42,312)
Proceeds from sales of property, plant and equipment	427	28	4,040
Purchases of investments in securities	–	(537)	–
Proceeds from sales of investment securities	1,482	1,164	14,029
Purchases of investment in a subsidiary and affiliates	(100)	(40)	(947)
Purchases of other assets	(854)	(337)	(8,082)
Acquisition of businesses	–	(2,450)	–
Other, net	(82)	(103)	(776)
Net cash used in investing activities	**(3,597)**	**(5,378)**	**(34,048)**
Financing activities:			
Increase (decrease) in short-term bank loans	(7,000)	7,000	(66,263)
Proceed from long-term debt	20,000	–	189,322
Repayment of long-term debt	(5,159)	(1,922)	(48,836)
Purchase of treasury stock	(479)	(715)	(4,533)
Cash dividends	(445)	(450)	(4,215)
Other, net	6	45	61
Net cash provided by financing activities	**6,923**	**3,958**	**65,536**
Effect of exchange rate changes on cash and cash equivalents	(144)	(50)	(1,363)
Increase (decrease) in cash and cash equivalents	7,652	(5,224)	72,434
Cash and cash equivalents at beginning of year	8,381	13,512	79,333
Increase in cash and cash equivalents resulting from initial consolidation of subsidiaries	–	93	–
Decrease in cash and cash equivalents resulting from the exclusion of a subsidiary from consolidation	(68)	–	(636)
Cash and cash equivalents at end of year (Note 3)	**¥15,965**	**¥ 8,381**	**$151,131**

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
March 31, 2004

1. Basis of Presentation

MORI SEIKI CO., LTD. (the "Company"), and its domestic consolidated subsidiaries maintain their accounts and records in accordance with accounting principles generally accepted in Japan. Its overseas consolidated subsidiaries maintain their accounts and records in conformity with the requirements of the countries of their domicile.

The accompanying consolidated financial statements are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

In preparing the accompanying financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued in Japan in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles and practices generally accepted in Japan but is presented herein as additional information.

Certain reclassifications of previously reported amounts have been made to the consolidated statement of operations for the year ended March 31, 2003 to the 2004 presentation. Such reclassifications had no effect on consolidated net loss or shareholders' equity.

The accompanying consolidated financial statements have been translated from yen amounts in to U.S. dollar amount, solely for convenience, as a matter of arithmetic computation only, at ¥105.64 = U.S.$1.00, the exchange rate prevailing on March 31, 2004. This translation should not be construed as a representation that yen have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

2. Summary of Significant Accounting Policies

(1) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries over which substantial control is exerted through either majority ownership of voting stock and/or by other means. All significant intercompany balances and transactions have been eliminated in consolidation.

The financial statements of two consolidated subsidiaries whose fiscal year end is December 31 have been included in consolidation on the basis of a full fiscal closing year for the year ended March 31 for consolidation purposes.

All assets and liabilities of the subsidiaries are revalued on acquisition, if applicable, and the excess of cost over the underlying net assets at each respective date of acquisition is amortized over a period of five years on a straight-line basis.

(2) Foreign currency translation

Receivables and payables denominated in foreign currencies are translated into yen amounts at the fiscal year-end rates. Gains or losses resulting from such translation adjustments are credited or charged to income as incurred. The balance sheet accounts of the overseas consolidated subsidiaries have been translated into yen at the rates of exchange in effect at the balance sheet date, except for the components of shareholders' equity, which have been translated at their historical rates. The differences resulting from these translations are presented as components of shareholders' equity and minority interests. Revenues, expenses and cash flows are translated at the average rates for the year.

(3) Cash and cash equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash on hand, deposits with banks withdrawable on demand, and short-term investments which are readily convertible to cash subject to an insignificant risk of changes in their value and which were purchased with an original maturity of three months or less.

(4) Inventories

Merchandise, finished goods and work-in-process at the Company and its domestic consolidated subsidiaries are stated at cost determined principally by the average method, and those at the overseas consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the first-in, first-out method.

Raw materials are stated at cost determined by the moving average method. Supplies are stated at cost determined by the last purchase price method.

(5) Property, plant and equipment

Depreciation of property, plant and equipment of the Company and the domestic consolidated subsidiaries, except for buildings acquired on or subsequent to April 1, 1998, is calculated by the declining-balance method over the useful lives of the respective assets. Depreciation of buildings of the Company and the domestic consolidated subsidiaries acquired on or subsequent to April 1, 1998 is calculated by the straight-line method. Depreciation of property, plant and equipment of the foreign subsidiaries is calculated by the straight-line method.

The useful lives of property, plant and equipment are summarized as follows:

Buildings and structures	7 to 50 years
Machinery and equipment	2 to 17 years

(6) Leases

Non-cancelable leases of the Company and the domestic consolidated subsidiaries are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that leases which stipulate the transfer of ownership of the leased property to the lessee are accounted for as finance leases.

Leases other than operating leases of the overseas subsidiaries are accounted for as finance leases.

(7) Investments in unconsolidated subsidiaries and affiliates

Investments in unconsolidated subsidiaries and affiliates are stated at cost determined by the moving average method.

(8) Investments in securities

Other securities with determinable market value are stated at market value. Unrealized holding gain or loss is accounted for as a component of shareholders' equity. Cost of securities sold is determined by the moving average method.

Other securities without determinable market value are stated at cost determined by the moving average method.

(9) Retirement benefits

Effective March 20, 2003, the Company dissolved its Welfare Pension Fund Plan and implemented an employees' defined contribution pension plan. The effect of this change in the Company's retirement benefit plan has been accounted for under the accounting standard for changes in retirement benefit plans.

(10) Income taxes

Provision has been made to reflect the interperiod allocation of income taxes arising from timing differences in the recognition of certain income and expenses for financial reporting and tax purposes.

(11) Derivatives

Derivatives are stated at fair value.

(12) Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.

(13) Research and development costs and computer software

Research and development costs are charged to income when incurred. Expenditures relating to software developed for internal use are charged to income when incurred unless these contribute to the generation of future income or cost savings. Such expenditures are capitalized as assets and amortized by the straight-line method over the useful life of the software, which is generally 5 years. Expenditures relating to software developed for market sales are capitalized as assets and amortized by the straight-line method over the prospective period of sales, which is generally 3 years.

(14) Goodwill

Goodwill is amortized by the straight-line method over periods ranging from 5 to 10 years.

3. Cash and Cash Equivalents

In the presentation of the consolidated statements of cash flows, the relationship between the items included in cash and cash equivalents and the corresponding amounts reflected in the balance sheets at March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Cash and deposits	¥15,968	¥8,453	$151,159
Time deposits with an original maturity in excess of 3 months included in cash and deposits	(3)	(72)	(28)
Cash and cash equivalents at end of year	**¥15,965**	**¥8,381**	**$151,131**

Effective September 21, 2002, the Company's consolidated subsidiary, MORI SEIKI HITECH CO., LTD. (formerly MORI SEIKI KOSAN CO., LTD.) acquired the business of Hitachi Seiki Co., Ltd. for manufacturing and selling high precision machine tools, and the business of Hitachi Seiki Service Co., Ltd. for the related repairs and after-sales service. Consequently, assets at September 21, 2002 increased as follows:

	Millions of yen
Current assets	¥ 88
Noncurrent assets	2,512
Total assets	**¥2,600**

In March 31, 2003, the difference of ¥150 million between the expenditures of ¥2,450 million to acquire these business and the total assets of ¥2,600 million presented above was recorded as a component of other current liabilities.

4. Inventories

Inventories at March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Merchandise	¥ 28	¥ 53	$ 262
Finished goods	7,515	13,018	71,138
Work in process	3,972	3,941	37,598
Raw materials and supplies	6,106	4,932	57,806
Total	**¥17,621**	**¥21,944**	**$166,804**

5. Securities

Marketable securities classified as other securities at March 31, 2004 and 2003 are summarized as follows:

	Millions of yen			Thousands of U.S. dollars		
	2004			2004		
	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain
(1)Securities whose carrying value exceeds their acquisition costs:						
Equity securities	¥3,420	¥5,986	¥2,566	$32,384	$56,664	$24,280
Debt securities	–	–	–	–	–	–
Other	–	–	–	–	–	–
Subtotal	3,420	5,986	2,566	32,384	56,664	24,280
(2)Securities whose carrying value does not exceed their acquisition costs:						
Equity securities	–	–	–	–	–	–
Debt securities	–	–	–	–	–	–
Other	–	–	–	–	–	–
Subtotal	–	–	–	–	–	–
Total	¥3,420	¥5,986	¥2,566	$32,384	$56,664	$24,280

	Millions of yen		
	2003		
	Acquisition cost	Carrying value	Unrealized gain (loss)
(1)Securities whose carrying value exceeds their acquisition costs:			
Equity securities	¥2,873	¥2,975	¥102
Debt securities	–	–	–
Other	–	–	–
Subtotal	2,873	2,975	102
(2)Securities whose carrying value does not exceed their acquisition costs:			
Equity securities	1,756	1,724	(32)
Debt securities	–	–	–
Other	–	–	–
Subtotal	1,756	1,724	(32)
Total	¥4,629	¥4,699	¥ 70

The Company and its consolidated subsidiaries recorded an impairment loss of ¥1,214 million on marketable equity securities included in other securities for the year ended March 31, 2003. An impairment loss is recorded when the market value falls by 30% or more from the carrying value.

The carrying value of investments in non-marketable securities at March 31, 2004 and 2003 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Unlisted equity securities	¥8	¥23	$85

Sales of other securities for the years ended March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Proceeds	¥1,482	¥1,164	$14,029
Aggregate gain	268	4	2,537
Aggregate loss	–	7	–

6. Retirement Benefits

As mentioned in Note 2 (9), the Company dissolved its employees' Welfare Pension Fund Plan and implemented an employees' defined contribution pension plan effective March 20, 2003. The effect of this change under the accounting standard for changes in retirement benefit plans is summarized as follows:

	Millions of yen
Decrease in retirement benefit obligation	¥19,180
Decrease in plan assets	(16,572)
Decrease in unrecognized actuarial loss	(1,292)
Decrease in accrued retirement benefits	**¥ 1,316**

The components of retirement benefit expenses for the years ended March 31, 2004 and 2003 are outlined as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	**2003**	**2004**
Service cost	¥ –	¥924	$ –
Interest cost	–	533	–
Expected return on plan assets	–	(139)	–
Net retirement benefit obligation at transition	–	–	–
Amortization of unrecognized actuarial loss	–	151	–
Contributions to the pension plan	**548**	–	**5,187**
	548	1,469	**5,187**
Gain on change in a retirement benefit plan	–	(517)	–
Retirement benefit expenses	**¥548**	**¥952**	**$5,187**

The assumptions for the year ended March 31, 2003 were as follows:

(1) Expected rate of return on plan assets: 1.0%

(2) Number of years over which the actuarial differences are expensed:

10 years (determined by the straight-line method over a period which falls within the average remaining years of service of the employees participating in the plans and amortized commencing the year following the year in which the gain or loss was recognized.)

7. Short-Term Bank Loans and Long-Term Debt

The weighted-average interest rate on short-term bank loans was 0.35% at March 31, 2003.

For effective financing purposes, the Company concluded line of credit agreements with three banks and the status of these at March 31, 2003 was as follows:

	Millions of yen
Lines of credit	¥10,000
Short-term loans	7,000
Remaining lines of credit	¥ 3,000

Long-term debt at March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
1.8 per cent. yen convertible bonds due 2004	¥ –	¥ 743	$ –
0.45 per cent. yen convertible bonds due 2004	–	4,332	–
Unsecured bank loans due through 2009	20,376	460	192,882
	20,376	5,535	192,882
Less current portion	2,584	5,159	24,461
	¥17,792	¥ 376	$168,421

The weighted-average interest rates on long-term bank loans were 0.49% and 2.75% for the years ended March 31, 2004 and 2003, respectively.

The aggregate annual maturities of long-term debt subsequent to March 31, 2004 are summarized as follows:

Years ending March 31,	Millions of yen	Thousands of U.S. dollars
2005	¥ 2,584	$ 24,461
2006	5,084	48,126
2007	5,084	48,126
2008	5,084	48,126
2009	2,540	24,043
	¥20,376	$192,882

8. Income Taxes

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax, which in the aggregate, resulted in a statutory tax rate of approximately 41.41% for the years ended March 31, 2004 and 2003. The overseas subsidiaries are subject to the income tax regulations of the countries in which they operate.

A reconciliation of the differences between the statutory tax rate and effective tax rate for the year ended March 31, 2004, as a percentage of income before income taxes and minority interests, is as follows:

	2004
Statutory tax rate	41.41 %
Increase (decrease) in income taxes resulting from:	
Valuation allowance	(13.48)
Permanent non-deductible expenses	2.21
Elimination of unrealized gain and loss on inventories	(29.64)
Permanently non-taxable income	(1.14)
Per capita portion of inhabitants' taxes	5.45
Temporary differences relating to investments in subsidiaries	3.79
Other	2.55
Effective tax rate	**11.15 %**

For the year ended March 31, 2003, a reconciliation of the statutory tax rate and the effective tax rate has been omitted as a loss before income taxes and minority interests was recorded.

The significant components of deferred tax assets and liabilities of the Company and its consolidated subsidiaries at March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	**2003**	**2004**
Current			
Deferred tax assets (reflected in current assets):			
Accrued bonuses	¥ –	¥ 540	$ –
Inventories	33	120	316
Tax loss carryforwards	104	–	985
Other	266	277	2,524
	403	**937**	**3,825**
Less, valuation allowance	(51)	(602)	(491)
	352	**335**	**3,334**
Offset of deferred tax liabilities	–	(63)	–
Deferred tax assets, net	**¥ 352**	**¥ 272**	**$ 3,334**
Deferred tax liabilities (reflected in current liabilities):			
Undistributed earnings of overseas subsidiaries	¥ –	¥ (203)	$ –
Other	(115)	(113)	(1,093)
	(115)	**(316)**	**(1,093)**
Offset of deferred tax assets	–	63	–
Deferred tax liabilities, net	**¥ (115)**	**¥ (253)**	**$ (1,093)**
Non-Current			
Deferred tax assets (reflected in investments and other assets):			
Loss on devaluation of listed equity securities	¥ 1,048	¥ 2,321	$ 9,925
Tax loss carryforwards	7,598	6,661	71,924
Other	72	110	679
	8,718	**9,092**	**82,528**
Less, valuation allowance	(8,510)	(8,882)	(80,553)
	208	**210**	**1,975**
Offset of deferred tax liabilities	(203)	(140)	(1,925)
Deferred tax assets, net	**¥ 5**	**¥ 70**	**$ 50**
Deferred tax liabilities:			
Deferred capital gains on property	¥ (124)	¥ (182)	$ (1,180)
Reserve for depreciation for tax purposes	(130)	(135)	(1,233)
Unrealized holding gain on securities	(1,038)	(29)	(9,833)
Other	(152)	(162)	(1,432)
	(1,444)	**(508)**	**(13,678)**
Offset of deferred tax assets	203	140	1,922
Deferred tax liabilities, net	**¥ (1,241)**	**¥ (368)**	**$ (11,756)**
Deferred tax liabilities on land revaluation (reflected in long-term liabilities):			
Deferred tax liabilities on reserve for land revaluation	**¥ (1,824)**	**¥ (1,824)**	**$ (17,266)**

In accordance with a law on amendments to local tax laws, etc. announced on March 31, 2003, the Company and its domestic consolidated subsidiaries applied a statutory tax rate of 40.49% to the calculation of deferred tax assets and liabilities at March 31, 2003, which are expected to be reversed on April 1, 2004 and thereafter. The effect of this change in the statutory tax rate applied was to decrease non-current deferred tax assets (net of non-current deferred tax liabilities) and non-current deferred tax liabilities on the reserve for land revaluation at March 31, 2003 by ¥7 million and ¥41 million, respectively, and to decrease income taxes-deferred for the year

9. Shareholders' Equity

The Commercial Code of Japan (the "Code") provides that an amount equivalent to at least 10% of cash dividends paid and bonuses to directors and statutory auditors, and exactly 10% of interim cash dividends paid be appropriated to the legal reserve until the sum of additional paid-in capital, which is included in capital surplus, and the legal reserve, which is included in retained earnings, equals 25% of stated capital. The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to stated capital by resolution of the Board of Directors. The Code also provides that, to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25% of the common stock account, the amount of any such excess is available for appropriation by resolution of the shareholders. The Company's legal reserve, amounted to ¥2,650 million ($22,047 thousand) at March 31, 2004 and 2003.

Effective April 1, 2002, the Company and its consolidated subsidiaries adopted a new accounting standard for treasury stock and reversal of legal reserves. The effect of the adoption of this standard on the consolidated results of their operations for the year ended March 31, 2003 was immaterial.

10. Research and Development Costs

Research and development costs for the years ended March 31, 2004 and 2003 were as follows:

Millions of yen		Thousands of U.S. dollars
2004	2003	2004
¥3,255	¥3,238	$30,810

11. Contingent Liabilities

At March 31, 2004, the Company and its consolidated subsidiaries had the following contingent liabilities:

	Millions of yen	Thousands of U.S. dollars
	2004	2004
Guarantees of lease payments by customers	¥1,532	$14,502

12. Derivative Financial Instruments

To avoid risk of fluctuation in foreign currency exchange rates, the Company enters into forward foreign exchange contracts. The Company utilizes these derivatives as hedges to reduce the inherent risk to their assets and liabilities. These transactions are not likely to have a major impact on the performance of the Company. In addition, derivatives transactions are not entered into for speculative trading purposes in accordance with the Company's internal guidelines.

In accordance with the Company's internal policies on derivatives, the Finance Division of the Company is responsible for managing the market and credit risk relating to these transactions, and this division manages the position limits, credit limits and the status of all open derivatives positions subject to approval by the director responsible.

The Company applies hedge accounting to its derivative transactions and hedges against the risk of fluctuation in foreign exchange rates within the scope of the needs arising from the underlying items hedged.

The fair value of the derivative positions outstanding at March 31, 2004 and 2003 is summarized as follows:

	Millions of yen			Thousands of U.S. dollars		
	2004			2004		
Sell:	**Contract value** (Notional principal amount)	**Estimated fair value**	**Unrealized gain**	**Contract value** (Notional principal amount)	**Estimated fair value**	**Unrealized gain**
U.S. dollars	¥1,244	¥1,228	¥ 16	$11,776	$11,630	$ 146
Euro	5,532	5,426	106	52,366	51,360	1,006
Pound sterling	552	533	19	5,224	5,044	180
Australian dollars	100	96	4	947	907	40
Total	**¥7,428**	**¥7,283**	**¥145**	**$70,313**	**$68,941**	**$1,372**

	Millions of yen		
	2003		
Sell:	**Contract value** (Notional principal amount)	**Estimated fair value**	**Unrealized gain (loss)**
U.S. dollars	¥2,891	¥2,830	¥ 61
Euro	2,350	2,452	(102)
Total	**¥5,241**	**¥5,282**	**¥(41)**

13. Leases

(1) Finance leases

The following pro forma amounts present the acquisition costs, accumulated depreciation and net book value of the property leased to the Company and its consolidated subsidiaries at March 31, 2004 and 2003, which would have been reflected in the balance sheets if finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries (which are currently accounted for as operating leases) were capitalized:

	Millions of yen			Thousands of U.S. dollars		
	2004			2004		
Category:	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥2,287	¥720	¥1,567	$21,645	$6,815	$14,830
Tools and furniture	238	108	130	2,252	1,018	1,234
Total	¥2,525	¥828	¥1,697	$23,897	$7,833	$16,064

	Millions of yen		
	2003		
Category:	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥2,320	¥332	¥1,989
Tools and furniture	289	75	214
Software	8	8	0
Total	¥2,617	¥415	¥2,203

Lease payments of the Company and its consolidated subsidiaries relating to finance lease transactions accounted for as operating leases amounted to ¥453 million ($4,284 thousand) and ¥347 million for the years ended March 31, 2004 and 2003, respectively.

Depreciation related to leased property of the Company and its consolidated subsidiaries is recognized by the straight-line method over the lease terms and amounted to ¥453 million ($4,284 thousand) and ¥347 million for the years ended March 31, 2004 and 2003, respectively.

Future minimum payments (including the interest portion thereon) subsequent to March 31, 2004 under finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are summarized as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2005	¥ 453	$ 4,284
2006 and thereafter	1,244	11,780
Total	¥1,697	$16,064

(2) Operating leases

Future minimum payments subsequent to March 31, 2004 under operating leases were as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2005	¥ 299	$ 2,833
2006 and thereafter	955	9,040
Total	¥1,254	$11,873

14. Amounts per Share

Amounts per share at March 31, 2004 and 2003 and for the years then ended were as follows:

	Yen		U.S. dollars
Amounts per share:	2004	2003	2004
Net income (loss)	¥ 7.23	¥ (61.96)	$0.07
Net assets	982.40	975.50	9.30
Cash dividends	10.00	5.00	0.09

Diluted net income per share for the years ended March 31, 2004 and 2003 is not presented because there were no potentially dilutive shares at March 31, 2004 and a net loss was recorded for the year ended March 31, 2003.

Net income and loss per share are computed based on the net income and loss attributable to shareholders of common stock and the weighted-average number of shares of common stock outstanding during each year. The amount per share of net assets is computed based on the net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end.

Cash dividends per share represent the cash dividends proposed by the Board of Directors as applicable to the respective years.

15. Segment Information

The Company and its consolidated subsidiaries are primarily engaged in the manufacture and sale of computerized numerically-controlled lathes, vertical-type and horizontal-type machining centers, and engine lathes produced in a wide variety of models to meet their customers' diverse needs.

As the machinery tool business segment recorded more than 90% of the net sales of all business segments and of the total value of the total operating income (loss) of the business segments which recorded operating income (loss) for the years ended March 31, 2004 and 2003, and of the total assets of all business segments at March 31, 2004 and 2003, the disclosure of business segment information has been omitted.

The geographical segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2004 and 2003 is outlined as follows:

	Millions of yen						
	2004						
	Japan	U.S.A.	Europe	Asia, Oceania	Total	Eliminations	Consolidated
Sales to third parties	¥48,438	¥17,471	¥19,984	¥1,664	¥ 87,557	¥ –	¥ 87,557
Inter-group sales	27,353	476	406	553	28,788	(28,788)	–
Total sales	**75,791**	**17,947**	**20,390**	**2,217**	**116,345**	**(28,788)**	**87,557**
Operating expenses	73,141	18,612	20,623	2,252	114,628	(29,472)	85,156
Operating income (loss)	**2,650**	**(665)**	**(233)**	**(35)**	**1,717**	**684**	**2,401**
Assets	**¥99,019**	**¥10,212**	**¥13,072**	**¥1,914**	**¥124,217**	**¥ (2,051)**	**¥122,166**

	Thousands of U.S. dollars						
	2004						
	Japan	U.S.A.	Europe	Asia, Oceania	Total	Eliminations	Consolidated
Sales to third parties	$458,523	$165,380	$189,170	$15,752	$ 828,825	$ –	$ 828,825
Inter-group sales	258,928	4,504	3,840	5,233	272,505	(272,505)	–
Total sales	**717,451**	**169,884**	**193,010**	**20,985**	**1,101,330**	**(272,505)**	**828,825**
Operating expenses	692,362	176,182	195,214	21,316	1,085,074	(278,978)	806,096
Operating income (loss)	**25,089**	**(6,298)**	**(2,204)**	**(331)**	**16,256**	**6,473**	**22,729**
Assets	**$937,321**	**$ 96,665**	**$123,744**	**$18,118**	**$1,175,848**	**$ (19,415)**	**$1,156,433**

	Millions of yen						
	2003						
	Japan	U.S.A.	Europe	Asia	Total	Eliminations	Consolidated
Sales to third parties	¥33,684	¥13,523	¥16,035	¥ 622	¥ 63,864	¥ –	¥ 63,864
Inter-group sales	25,638	567	401	290	26,896	(26,896)	–
Total sales	**59,322**	**14,090**	**16,436**	**912**	**90,760**	**(26,896)**	**63,864**
Operating expenses	61,799	14,953	16,946	1,070	94,768	(26,891)	67,877
Operating loss	**(2,477)**	**(863)**	**(510)**	**(158)**	**(4,008)**	**(5)**	**(4,013)**
Assets	**¥97,686**	**¥12,706**	**¥15,802**	**¥1,369**	**¥127,563**	**¥(12,440)**	**¥115,123**

Overseas sales, which include export sales of the Company and sales (other than exports to Japan) of the overseas consolidated subsidiaries, totaled ¥46,236 million ($437,673 thousand) and ¥36,743 million, or 52.8% and 57.5% of the consolidated net sales for the years ended March 31, 2004 and 2003, respectively.

16. Land Revaluation

Effective March 31, 2002, the Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, "Reserve for land revaluation". The applicable tax effect has been included in "deferred income taxes on reserve for land revaluation", a component of long-term liabilities. The fair value of the revalued land at March 31, 2004 was less than its corresponding carrying value by ¥2,562 million ($24,252 thousand) as of the same date.

17. Subsequent Event

The following appropriations of retained earnings, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2004, were approved at the annual meeting of the shareholders of the Company held on June 25, 2004:

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends of ¥10.00 ($0.09) per share	¥883	$8,368
Bonuses to directors and statutory auditors	¥ 69	$ 657

Report of Independent Auditors

The Board of Directors
MORI SEIKI CO., LTD.

We have audited the accompanying consolidated balance sheets of MORI SEIKI CO., LTD. and consolidated subsidiaries as of March 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MORI SEIKI CO., LTD. and consolidated subsidiaries at March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Shin Nihon & Co.

Shin Nihon & Co.

Osaka, Japan
June 25, 2004



MORI SEIKI
THE MACHINE TOOL COMPANY